EXHIBIT 21.1

LIST OF SUBSIDIARIES

Subsidiary of ACG Holdings, Inc.:	State of Incorporation:

American Color Graphics, Inc.	New York

Subsidiaries of American Color Graphics, Inc.:

Sullivan Marketing, Inc.	Delaware
American Images of North America, Inc.	New York
Sullivan Media Corporation	Delaware